
02003623

BB 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 1 1 2002
143

SEC FILE NUMBER
8-50282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketXT, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E57th Street 31st Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTANT IN REGARD TO THIS REPORT

Dan Ryan (646) 521-4789
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

2121 San Jacinto, 15th Floor	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

4 Certified Public Accountant
[X] Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ~~Dan Ryan,~~ WASIF IMAM swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketXT, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CAO

Title

Sworn before me on 7th day of March 2002.

Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC STATE OF NEW YORK
NO. 01DH6059993
QUALIFIED in NASSAU COUNTY
COMMISSION EXPIRES JUNE 11, 2003

This report** contains (check all applicable boxes):

4	(a)	Facing page.
4	(b)	Statement of Financial Condition.
4	(c)	Statement of Income (Loss).
☐	(d)	Statement of Changes in Financial Condition.
4	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
4	(g)	Computation of Net Capital
☐	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
☐	(j)	A Reconcilation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☐	(l)	An Oath or Affirmation
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



135 East 57th Street
31st Floor
New York, New York 10022
646.521.4727
Member NASD and SIPC

February 28th, 2002

Securities and Exchange Commission
450 Fifthe Street, N.W.
Washington, D.C. 20549

MARKETXT INC.
RE: ~~Tradescape Securities, LLC~~

Gentlemen:

Enclosed are two copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Schedule as of December 31, 2001 and for the year then ended.

2. Statement of Financial Condition as of December 31,2001.

3. Independent Audior's Supplementary Report on Internal Accounting Control.

It is our understanding that the Company's financial statements and supplementary schedule, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,



Dan Ryan

Enclosures

Consolidated Financial Statements and Supplemental Information

MarketXT, Inc.

Year ended December 31, 2001 (Confidential Pursuant to Rule 17a-5(e)(3))

0202-0277521

MarketXT, Inc.

Consolidated Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents

0202-0277521

! @ #

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder of
MarketXT, Inc.

We have audited the accompanying consolidated statement of financial condition of MarketXT, Inc. (the Company), as of December 31, 2001, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MarketXT, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company's accumulated losses and its reliance on its Parent to assume the Company's liabilities raise substantial doubt about its ability to continue as a going concern. The 2001 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2002

MarketXT, Inc.

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 221,051
Accounts receivable, net of allowance for doubtful accounts	705,504
Deposit with clearing broker-dealer	361,228
Property and equipment, net	978,978
Other assets	2,032
Total assets	$ 2,268,793
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 4,125
Total liabilities	4,125
Shareholder's equity:	
Common stock, $0.0001 par value; 40,000,000 shares authorized; 1 share issued and outstanding	–
Additional paid-in capital	47,828,541
Accumulated deficit	(45,563,873)
Total shareholder's equity	2,264,668
Total liabilities and shareholder's equity	$ 2,268,793

See accompanying notes.

0202-0277521

MarketXT, Inc.

Consolidated Statement of Operations

Year ended December 31, 2001

Income	
Commission income, net of trade rebates	$ 2,952,264
Interest income	61,556
Total revenues	3,013,820
Expenses	
Clearing and execution fees, net of rebates	2,300,567
Employee compensation and benefits	4,138,755
Communication and data processing	1,423,506
Depreciation and occupancy	9,653,695
Bad debt	686,495
Consulting and professional fees	797,765
General and administrative	2,073,739
Total expenses	21,074,522
Loss before income taxes	(18,060,702)
Deferred taxes	(940,000)
Net loss	$ (19,000,702)

See accompanying notes.

MarketXT, Inc.

Consolidated Statement of Changes in Shareholder's Equity

Year ended December 31, 2001

	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2001	$ 36,906,719	$ (26,563,171)	$ 10,343,548
Contributions	10,921,822	–	10,921,822
Net loss	–	(19,000,702)	(19,000,702)
Balance at December 31, 2001	$ 47,828,541	$ (45,563,873)	$ 2,264,668

See accompanying notes.

0202-0277521

MarketXT, Inc.

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Cash Flows from Operating Activities	
Net loss	$ (19,000,702)
Adjustments to reconcile net loss to net cash used in operating activities:	
Noncash items:	
Depreciation and amortization	1,323,147
Liabilities assumed by Parent	9,178,354
Write-off of leasehold improvements	1,630,402
Deferred income taxes	940,000
Changes in operating assets and liabilities:	
Accounts receivable, net	(705,504)
Due from clearing broker	278,712
Deposit with clearing broker-dealer	638,772
Security deposits	1,157,995
Due from Parent	2,359,045
Other assets	737,602
Accounts payable and accrued expenses	(720,795)
Due to clearing broker-dealer	(31,468)
Deferred lease credits	(541,632)
Net cash used in operating activities	(2,756,072)
Investing Activity	
Purchase of property and equipment	(549,834)
Cash used in investing activity	(549,834)
Financing Activity	
Contributions	1,743,468
Cash provided by financing activity	1,743,468
Net decrease in cash and cash equivalents	(1,562,438)
Cash and cash equivalents at beginning of year	1,783,489
Cash and cash equivalents at end of year	$ 221,051

See accompanying notes.

MarketXT, Inc.

Notes to Consolidated Financial Statements

December 31, 2001

1. Organization

MarketXT, Inc. (MXT) and Subsidiary (the Company), a Delaware corporation and a wholly owned subsidiary of Tradescape Corporation, is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary business activities include the operation of an "electronic communications network" (ECN) as defined under Rules 11Ac1-1 and 11Ac1-4 of the Securities Exchange Act of 1934. An ECN is an order execution system through which orders received directly from other brokers or dealers or institutions involving NASDAQ (a division of the NASD) and listed securities are executed on an agency basis. The Company clears its security transactions through another broker-dealer on a fully disclosed basis.

During the latter half of 2001, the Company undertook a plan to significantly restructure its operations, including replacing management and significantly reducing the level of staff and other fixed expenses. Simultaneously, a new business and revenue model was developed and implemented in January 2002. In management's opinion, the result of these efforts should be to achieve profitability by the second half of 2002. In the event that such restructuring efforts are unsuccessful and the Parent does not continue to finance the Company's activities, the Company may not be able to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of MarketXT, Inc. and its wholly owned subsidiary, MarketXT, Holdings Ltd. (MXT, Holdings). The accounts of MXT, Holdings include all the accounts of its wholly owned subsidiary Market XT, Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Commissions

Commissions, trade rebates and related clearing expenses are recorded on a trade-date basis.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment consisting of computers, equipment, and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is calculated using the straight-line method over estimated useful lives of the asset (generally three to five years). Costs of internally developed software incurred subsequent to establishment of technological feasibility have been capitalized and amortized using the straight-line method of estimated useful lives of the assets (generally three years).

Income Taxes

MXT is included in the consolidated federal, state and local income tax returns filed by the Parent. Income taxes are calculated on a separate return basis. The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.

The Company has provided a full valuation allowance against any deferred tax benefit arising out of losses in the current year. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain.

Advertising Expense

The cost of advertising is expensed as incurred. During 2001, the Company incurred advertising expense of approximately $141,000.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables. Provisions made to this allowance are charged to operations.

MarketXT, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Assumption Agreement

Pursuant to an assumption agreement (the Assumption Agreement) executed between the Parent and MXT, the Parent assumed all obligations of MXT as of September 1, 2001 and will continue to assume all the obligations of MXT between September 1, 2001 and August 31, 2002.

In accordance with the Assumption Agreement, its Parent pays all of MXT's expenses with a resulting increase in contributed capital. Per the Assumption Agreement, MXT is not obligated to repay these amounts to the Parent.

Included in contributions on the consolidated statement of changes in shareholder's equity is approximately $9,178,354 of liabilities assumed by the Parent.

Should the Parent be unable to pay any or all of the assumed obligations of MXT, MXT will be required to fulfill its obligations. Liabilities shown in the consolidated statement of financial condition are the liabilities of MXT, Holdings.

4. Office Leases

During 2001, the Company abandoned two leased offices and recognized, at present value, the total lease expense in the consolidated statement of operations. The Company used 4.85%, the prime rate at December 31, 2001, as the discounting rate to calculate the present value of the lease obligations. The total lease expense is included in depreciation and occupancy expense and is made up of the following components:

Long-term lease obligation at present value	$ 6,459,464
Office lease deposit	(1,134,797)
Deferred rent credits	(513,000)
Property and equipment, net	$ 4,811,667

4. Office Leases (continued)

Rent expense for 2001 was approximately $754,000.

Pursuant to the Assumption Agreement the Parent has assumed the liability of $6,459,464 for the current lease expense.

5. Income Taxes

As of December 31, 2001, the Company recognized an expense for the deferred tax asset created in 2000. The Company has provided for a full valuation allowance against any deferred tax benefit created as a result of the Company's losses in 2001.

6. Property and Equipment

Property and equipment consist of the following at December 31, 2000:

Computers and equipment	$ 3,536,843
Software	451,790
	3,988,633
Less accumulated depreciation and amortization	(3,009,655)
Property and equipment, net	$ 978,978

The Company wrote off approximately $1,806,000 of leasehold improvements, net of accumulated depreciation of approximately $175,000, in 2001 that related to the abandoned leased offices (See Note 4). This amount is included in depreciation and occupancy expense in the consolidated statement of operations.

7. Related Party Transaction

Included in bad debt expense is approximately $680,000 in loans receivable from an officer and various employees that the Company wrote off in 2001.

During 2001, the Company recognized commission income, net of rebates, of approximately $170,000, which comprised approximately 6% of total commission income, net of rebates, from a broker-dealer related to the Company by common ownership.

8. Credit Risk

In the normal course of business, the Company's activities involve the execution of security transactions for institutional customers and other broker-dealers (counterparty), which are cleared and settled by a nonaffiliated broker-dealer. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker-dealer for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of a counterparty's inability to meet the terms of their contracts. Should the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company seeks to control such risk by enforcing credit standards for counterparties and reviewing the trading activity of counterparties on a daily basis. Customer trades pending at December 31, 2001 were settled without an adverse effect on the Company's statement of financial condition.

9. Transactions with Major Customers

For the year ended December 31, 2001, a single customer accounted for approximately 10% of commission income, net of rebates.

10. Net Capital Requirements for MarketXT, Inc.

MarketXT, Inc. is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital in accordance with the aggregate indebtedness method of this rule. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2001, the Company had net capital of $739,305, which was $734,305 in excess of the required net capital of $5,000.

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary:

Total assets	$	15,755
Total liabilities		4,125
Stockholder's deficit		11,630

All assets and liabilities of the Company are included in the consolidated statement of financial condition. Only the assets and liabilities of MarketXT, Inc. are included in the computation of regulatory net capital because the assets of the subsidiary are not readily available and MarketXT, Inc. has not guaranteed the liabilities of the subsidiary.

Supplemental Information

MarketXT, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Shareholder's equity	$ 2,264,668
Deductions and/or charges:	
Nonallowable assets:	
Investment in subsidiary	11,630
Property and equipment, net	978,978
Accounts receivable greater than 30 days, net of allowance for doubtful accounts	534,755
Net capital	739,305
Minimum net capital required (the greater of $5000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 734,305
Aggregate indebtedness	$ –
Ratio of aggregate indebtedness to net capital	N/A

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 856,099
Adjustment to receivable from MarketXT, Ltd.	(98,540)
Adjustment to accounts receivable greater than 30 days, net of allowance for doubtful accounts	(18,254)
Net capital per above	$ 739,305

MarketXT, Inc.

Statement Regarding Rule 15c3-3

December 31, 2001

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) of that rule in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report of Independent Auditors

0202-0277521

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
MarketXT, Inc.

In planning and performing our audit of the consolidated financial statements of MarketXT, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding client and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and thus recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

Our report recognizes that it is not practicable in an organization the size of MarketXT, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ernst + Young LLP

February 25, 2002